Exhibit 99.1

For Immediate Release

May 29, 2007

DRAXIS Appoints Bruce DeChambre to Head Business Development
for Contract Manufacturing Division

MISSISSAUGA, ONTARIO May 29, 2007 — DRAXIS Pharma, the contract manufacturing division of DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX), has appointed Bruce DeChambre as Vice President Commercial and Business Development.  Mr. DeChambre is charged with identifying prospective customers and developing new business opportunities within the blue chip pharmaceutical sector while continuing to deliver superior service to DRAXIS Pharma’s client base.  He has over 25 years of progressive pharmaceutical sales, marketing and business development experience with US-based and international companies, including senior management responsibilities in the contract manufacturing sector.

Prior to joining DRAXIS Pharma, Mr. DeChambre was a pharmaceutical industry consultant to investment firms and healthcare advertising agencies.  Previously, he was Vice President Sales and Marketing at SAB-Pharma, the U.S. marketing arm of Sabex Inc., which was recently acquired by Novartis. He also served as Vice President Business Development for Cardinal Health’s Sterile Technology Group, a contract manufacturer of sterile pharmaceuticals. In addition, Mr. DeChambre has served in senior sales and marketing management positions at Abraxis Pharmaceutical (formerly American Pharmaceutical Partners, Inc.), Fujisawa USA, Inc. and Baxter Healthcare Corporation.

Mr. John Durham, President of DRAXIS Pharma, stated, “We are pleased and excited to have Bruce join our management team.  He brings a wealth of business development experience plus a broad network of senior level contacts in the pharmaceutical and biotechnology industries. His expertise in the sterile products area of the contract manufacturing sector is particularly relevant, given DRAXIS Pharma’s strength and focus in the production of sterile injectables, ointments and creams as well as our expanding capabilities in sterile lyophilization.”

“DRAXIS Pharma offers a full range of contract manufacturing capabilities and is an organization committed to quality, absolute customer satisfaction and excellence in regulatory compliance, with a facility that has a solid tradition of pharmaceutical manufacturing,” noted Mr. DeChambre. “My immediate priorities are to enhance the effectiveness of our commercial organization, increase awareness in the pharmaceutical industry about the outstanding capabilities and personnel we have at DRAXIS Pharma, and build momentum by attracting new business.”

DRAXIS Pharma, a division of DRAXIS Specialty Pharmaceuticals Inc., operates a cGMP-compliant 247,000 square foot facility located in Kirkland, Quebec just outside Montreal and has production capabilities for a broad range of pharmaceutical dosage forms; injectable, oral and topical including sterile and non-sterile products. In 2005 DRAXIS Pharma expanded its capacity to produce sterile lyophilized (freeze-dried) injectable products in vials and in 2006 further expanded its capacity to produce sterile injectable liquids in vials and ampoules.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at May 28, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston,

Executive Director, Investor Relations

Tel:         1-877-441-1984